Mail Stop 4561
Via Fax (202) 463-4863

November 5, 2009

Michael Beach
Chief Financial Officer
Blackboard Inc.
650 Massachusetts Ave. NW, 6th Floor
Washington, DC 20001

      Re: **Blackboard Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             File No. 000-50784

Dear Mr. Beach:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments, page 45

1.   We note your risk factor disclosures on page 14 where you state "we will use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes." Considering the intent of the contractual obligations disclosures is to

increase the transparency of the Company's cash flows, tell us your consideration to include the contractual amount of interest expense due on long-term debt in your obligations and commitments table and related disclosures. We refer you to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 9. Income Taxes, page 71

2.   Your disclosures on page 72 indicate that the Company has performed an analysis of its Section 382 ownership changes and has determined that the utilization of certain net operating loss carryforwards may be limited and that your loss carryforwards begin to expire in 2009. Please explain further the limitation imposed on your loss carryforwards and quantify such amounts, if available, and provide us with your taxable income (loss) for all periods presented, including the six month interim period ended June 30, 2009. Also, please provide us with a schedule of when your current loss carryforwards will expire. Finally, please describe, in reasonable detail, the nature of the positive and negative evidence that you considered in assessing the likelihood of realizing the deferred tax assets, including how it was weighted, and tell us how you considered disclosing this information to clarify why you believe it is more likely than not that your deferred tax assets will be realizable. We refer you to paragraphs 20 through 24 of SFAS 109.

3.   Please explain further the various components of your rate reconciliation table such as (a) permanent differences, (b) credits not offset by current liability, and (c) other. For instance, describe the credits available in Washington DC and their impact on your effective tax rate. Also, we note from your disclosures in the June 30, 2009 Form 10-Q that "certain one-time events" affected your tax rate during the first half of fiscal 2008. Describe these events in further detail and tell us their impact on your effective tax rate for both fiscal 2008 and the interim period ended June 30, 2008. In addition, tell us how you considered expanding your disclosures (in your financial statement footnotes and MD&A) to better explain the significant contributors to the changes in your effective tax rate.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009)

Certain Relationships and Related Transactions, page 30

4.   You disclose that your written audit committee charter provides that all related-party transactions must be approved by the audit committee. Please expand this disclosure to provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards, if any, to be applied pursuant to your policy. Please also confirm, if accurate, that there were no transactions with related persons

since the beginning of fiscal 2008 required to be disclosed pursuant to Item 404(a) in your Form 10-K or definitive proxy statement. Consider adding an appropriate statement to this effect, if applicable, in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief